PILLSBURY WINTHROP SHAW PITTMAN LLP
2475 HANOVER STREET
PALO ALTO, CALIFORNIA 94304

April 10, 2006

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549-0406
Mail Stop 6010

Attn: Mr. Jay Mumford

  Re:
  Techwell, Inc.—Registration Statement on Form S-1 (File No. 333-130965)

Ladies and Gentlemen:

        On behalf of Techwell, Inc. (the "Registrant"), we enclose for filing under the Securities Act of 1933, as amended, (the "Securities Act") Amendment No. 3 to the above-referenced registration statement (the "Registration Statement") together with exhibits thereto.

        Amendment No. 3 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in their letter dated April 6, 2006. Set forth below are the Registrant's responses to the Staff's comments. The number of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff. Copies of the Staff's letter and marked copies of Amendment No. 3 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.

Prospectus Summary, page 1

1.
Please tell us why you have named only your third largest customer in the addition on page 1. Include in your response an analysis of why identifying only this customer provides an objective representation of your customer base.

  Response:    The referenced disclosure has been revised to list the Registrant's three largest customers.

2.
Please tell us where you have provided the consents mentioned in response to previous comment 6.

  Response:    The consents were previously provided to the Staff on January 13, 2006. Copies of the consents are also being provided supplementally herewith.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

—Critical Accounting Policies, page 31

—Stock-based Compensation, page 33

3.
You state in a separate correspondence to us dated March 20, 2006 that you determined the enterprise value using a market approach. Revise this section to provide a discussion of how you determined the enterprise value and how such value is allocated between the liquidation of the preferred stock and the common stock. For example, if you use the option pricing model you should discuss this fact and any key assumptions used in this model (-like volatility).

  Response:    As disclosed on page 33 of the Registration Statement, the valuations as of June 30, September 30, and December 31, 2005 used both the income approach and market approach to determine the business enterprise valuation at these specific dates. Both approaches were determined to be reasonable and reliable indications of value, and thus a combination using equal weighting of both values was used. In our correspondence to the Staff on March 20, 2006, we chose to segregate the market approach determined by the valuation specialist to compare to the underwriter's preliminary valuation model because it provided the sole common basis as a comparison between the two valuation dates of December 31, 2005 and March 9, 2006. The Registrant has revised the disclosure on pages 33 and 34 to describe how its enterprise value was allocated between the liquidation of the preferred stock and the common stock. Disclosure relating to the option pricing model applied by the Registrant and its key assumptions used in this model has also been added.

4.
You state that the total enterprise value based on the midpoint of the underwriters' preliminary estimate on March 9, 2006 is approximately 45% higher than the enterprise value reported by the valuation specialist as of December 31, 2005. You further state such difference in enterprise value between these two dates is primarily a result of the growth from December 31, 2005 to March 9, 2006 in the market multiples of comparable companies used in the valuations. Please explain the factors that contributed to the increase in market multiples during this period and why you believe these factors also impacted your growth for the same period. Additionally, tell us your growth rate for the period December 31, 2005 to March 9, 2005 and why you believe such companies are comparable to you. Tell us the names of the companies you have included as comparables.

  Response:    Using a market approach to determine the Registrant's enterprise value, the Registrant calculates the enterprise value over revenue multiples for the companies comparable to the Registrant and applies an average of mean and median of these multiples to the Registrant's revenue. The Registrant's enterprise value increased approximately 45% because enterprise value over revenue multiples of the Registrant's comparable companies increased approximately the same amount during the period from December 31, 2005 to March 9, 2006 (the "Period"). The increase in enterprise value over revenue multiples for the Registrant's comparable companies of approximately 45% is primarily due to a 25% increase in stock prices over the Period and a 12% increase in estimated 2006 revenues for the comparable companies over the Period. Please see Table 1 below, which computes the actual percentage increase in the revenue multiples of 48.1%. The significant factor that led to an increase in the average stock prices for the comparable companies is increased investor demand for shares of these companies in the public stock markets.

  There was no change in Registrant's estimated 2006 revenues over the Period. However, the different enterprise value over revenue multiples applied to the Registrant's estimated 2006 revenue at December 30, 2005 and March 9, 2006 resulted in an increase in enterprise value for the Registrant of approximately 45%.

  The Registrant believes it is appropriate to apply the same growth in enterprise value over revenue multiples for the comparable companies to the Registrant's revenue to calculate its enterprise value because the Registrant closely resembles these companies. The Registrant's comparable companies include (1) digital media semiconductor companies that most closely resemble the Registrant in terms of target markets, products and technology and (2) semiconductor companies that have recently completed IPOs and share the Registrant's attractive growth characteristics, gross margins and operating leverage.

  Digital media semiconductor comparable companies include Trident, Genesis Microchip, Zoran, Broadcom, Portal Player and SigmaTel. Similar to the Registrant, these companies target digital video applications such as advanced TVs, LCD monitors, portable consumer devices and other consumer electronic devices by providing either mixed signal video semiconductors that integrate front-end analog video decoders with back-end digital functionalities such as display controllers and image processors or digital semiconductors incorporating only back-end digital functions.

  The recent high-growth semiconductor IPO comparable companies include Advanced Analogic Technologies, Atheros Communications, Ikanos Communications, NetLogic and Volterra Semiconductor. These companies are fabless mixed signal semiconductor companies similar to the Registrant with respect to growth, gross margins and operating leverage.

Comparable Company Analysis—Techwell
($ in millions, except per share amounts)

	12/30/2005				3/9/2006				% Change
	Stock Price	Enterprise Value	2006E Revenue	EV/Rev.	Stock Price	Enterprise Value	2006E Revenue	EV/Rev.	Stock Price	Enterprise Value	2006E Revenue	EV/Rev.
Digital Media
Broadcom	$31.4	$16,604.2	$3,256.3	5.10x	$45.57	$25,810.4	$3,732.4	6.92x	45.0%	55.4%	14.6%	35.6%
Genesis Microchip Inc	18.09	515.2	320.8	1.61x	19.57	565.8	307.7	1.84x	8.2%	9.8%	(4.1)%	14.5%
PortalPlayer	28.32	579.2	275.7	2.10x	23.82	439.8	348.2	1.26x	(15.9)%	(24.1)%	26.3%	(39.9)%
SigmaTel	13.10	406.8	362.2	1.12x	10.37	280.3	292.9	0.96x	(20.8)%	(31.1)%	(19.1)%	(14.8)%
Trident Microsystems	18.00	944.6	174.4	5.42x	26.37	1,637.2	197.7	8.28x	46.5%	73.3%	13.4%	52.9%
Zoran	16.21	636.0	461.0	1.38x	19.51	795.8	483.8	1.65x	20.4%	25.1%	4.9%	19.2%
Mean	$20.86	$3,281.0	$808.4	2.79x	$24.20	$4,921.6	$893.8	3.48x	16.0%	50.0%	10.6%	25.0%
Median	$18.05	$607.6	$341.5	1.85x	$21.70	$680.8	$327.9	1.74x	20.2%	12.0%	(4.0)%	(6.0)%
Recent High Growth Semi IPOs
Advanced Analogic	$13.85	$544.6	$97.9	5.56x	$12.69	$481.6	$97.7	4.93x	(8.4)%	(11.6)%	(0.2)%	(11.4)%
Atheros Communications	13.00	560.8	226.2	2.48x	23.50	1,167.0	257.1	4.54x	80.8%	108.1%	13.7%	83.1%
Ikanos	14.74	293.4	120.3	2.44x	20.71	469.3	152.4	3.08x	40.5%	59.9%	26.6%	26.3%
NetLogic	27.24	477.9	95.1	5.03x	34.72	648.2	97.0	6.68x	27.5%	35.6%	2.0%	33.0%
Volterra Semiconductor	15.00	355.1	67.4	5.27x	17.38	417.9	71.5	5.85x	15.9%	17.7%	6.0%	11.0%
Mean	$16.77	$446.4	$121.4	4.16x	$21.80	$636.8	$135.1	5.02x	30.0%	42.7%	11.3%	20.7%
Median	$14.74	$477.9	$97.9	5.03x	$20.71	$481.6	$97.7	4.93x	40.5%	0.8%	(0.2)%	(1.9)%
Total Mean	$19.00	$1,992.5	$496.1	3.41x	$23.11	$2,973.9	$548.9	4.18x	21.6%	49.3%	10.6%	22.6%
Total Median	$16.21	$544.6	$226.2	2.48x	$20.71	$565.8	$257.1	4.54x	27.8%	3.9%	13.7%	83.1%
Avg. of Mean/Median	$17.60	$1,268.6	$361.1	2.94x	$21.91	$1,769.9	$403.0	4.36x	24.5%	39.5%	11.6%	48.1%

5.
Please tell us and revise your MD&A discussion to provide the following additional disclosures:

•
Please include a discussion of the significant factors contributing to the change in fair value for the following time periods—November 17, 2005 ($5.50), January 31, 2006 ($8.00) and the estimated IPO price at March 9, 2006 ($12.00). Indicate any changes in your business that was not available at the time the respective valuations were performed and the estimated IPO price at March 9, 2006.

•
Disclose the intrinsic value of the outstanding vested and unvested options based upon the estimated IPO price and the options outstanding as of the most recent balance-sheet date.

  Response:    The requested disclosure has been added on pages 34 and 35, except with respect to information relating to the estimated IPO price at March 9, 2006. This estimated price was provided supplementally to the Staff and is preliminary. At such time as the Registrant and the underwriters determine that the estimated IPO price is firm, the Registrant will include the requested disclosure that is dependent upon such price. The Registrant supplementally notes that the option grants approved by the Board of Directors on January 31, 2006 were granted with an exercise price of $9.00 per share. The indicated exercise price on page 65 of Amendment No. 2 has been corrected in this Amendment No. 3 to reflect the exercise price of $9.00.

  With respect to the options to purchase common stock granted by the Registrant on November 17, 2005 and January 31, 2006, the significant factors that contributed to the change in the fair value of the common stock during this period that were not know by the Registrant on November 17, 2005 were the Registrant's operating results for the three months ended December 31, 2005 as well as an increased level of certainty of the completion of the initial public offering of the Registrant's common stock. In determining the fair value of its common stock, the Registrant took into account the last 12 months' revenue, which increased from $31.0 million for the 12 months ended September 30, 2005 to $36.1 million for the 12 months ended December 31, 2005, further evidencing an improvement in the Registrant's business. In addition, in light of the filing in January 2006 of the registration statement relating to the Registrant's anticipated initial public offering, the Registrant believed it appropriate at this time to allocate the enterprise value on a fully diluted basis rather than allocate premiums to the liquidation preferences of the preferred stock. Further, the Registrant believed it appropriate at this time to eliminate the marketability discount given the proximity and increased likelihood of the anticipated initial public offering.

Significant Deficiencies, page 36

6.
The last full paragraph on page 36 implies that you have a number of additional control deficiencies that are not identified in your disclosure. Please identify those deficiencies.

  Response:    The disclosure has been revised to identify the additional control deficiencies.

Contractual Obligations, page 47

7.
Please note that you should not limit disclosure in this table to cash obligations. Please revise.

  Response:    The requested revisions have been made.

Legal Proceedings, page 61

8.
Please expand your response to prior comment 10 to explain to us why you believe that the matter will not have a material adverse impact. Include in your response the role of the intellectual property at issue in your products and the portion of your revenue derived from products using the intellectual property.

  Response:    The referenced disclosure has been revised to state that on March 30, 2006, the South Korean Intellectual Property Tribunal concluded that the Registrant's TW2824 and TW2834 products do not infringe the third party's patent. In light of the favorable outcome, the Registrant believes the matter will not have a material adverse impact on its business and respectfully notes that the role of the Registrant's intellectual property at issue in its products and the portion of its revenue derived from the products using this intellectual property is no longer relevant.

Related Party Transactions, page 70

9.
We note the last sentence of your response to prior comment 24 and your response to comment 39. Please address Regulation S-K Item 601(b)(10) which requires the filing of contracts that were entered into not more than two years before the filing regardless of whether they are to be performed after the filing.

  Response:    The requested agreements have been filed as exhibits 10.8 and 10.9 to Amendment No. 3.

10.
We reissued prior comment 26 in part. Please note your obligation to provide the disclosure required by Regulation S-K Item 404 for the last three fiscal years, see instruction 2 to Item 404.

  Response:    The requested disclosure has been added.

11.
Please disclose the terms of Mr. Kozato's acquisition of common stock.

  Response:    The requested disclosure has been added.

Principal and Selling Stockholders, page 72

12.
Given your response to prior comment 28, it is unclear why your group ownership disclosure refers to 8 persons while you identify more than eight people on page 61. Please revise or advise.

  Response:    The Registrant respectfully notes that the management table on page 62 includes other "significant employees" as permitted by Item 401(c) of Regulation S-K. These "significant employees" are David Nam, Joe Kamei and Tom Krause. The Registrant has not included these other "significant employees" in the group ownership disclosure on page 73, because Item 403(a) of Regulation S-K requires disclosure only for all directors and executive officers as a group. The Registrant does not consider these other "significant employees" to be executive officers as defined in Rule 3b-7 as no such employee is in charge of a principal business unit, division or function and does not perform a policy making function for the Registrant. However, the Registrant believes that these employees make or are expected to make significant contributions to the business of the Registrant.

13.
We note your response to our comment 29. We reissue the comment. Please explain the terms, including expiration, price and origination of the right of repurchase for the shares you describe in the footnotes.

  Response:    The requested disclosure has been added.

Directed Share Program, page 83

14.
Please disclose any lock-up requirements associated with your directed share program.

  Response:    The requested disclosure has been added.

Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-7

15.
Reference is made to the line item—other assets in the cash flows from investing activities section. Please revise to reflect the gross cash inflows and outflows with a description of such inflows and outflows.

  Response:    The line item "other assets" in the cash flows from investing activities represented the payment of deferred offering costs and has been appropriately retitled. The Registrant has determined that such deferred offering costs should be classified as a financing activity rather than an investing activity as previously reported. As a result, the statement of cash flows has been restated.

Notes to Consolidated Financial Statements, page F-8

Note 1:    Organization and Summary of Significant Accounting Policies, page F-8

16.
We re-issue our prior comment 34 which is included in our comment letter dated February 7, 2006 in its entirety.

  Response:    The requested revisions have been made.

Signatures

17.
We note your reference to "Amendment No. 1." Please ensure that your Signatures page refers to the correct filing.

  Response:    Noted.

Exhibits

18.
We note your reference to free writing prospectuses in exhibit 1.1. Your use of free writing prospectuses seems to conflict with your statement on the page containing the prospectus table of contents that investors should rely only on the information in the prospectus.

  Response:    The disclosure has been revised to state that investors should rely only on the information in the prospectus or contained in any free writing prospectus filed with the Commission.

Exhibit 99.1

19.
Please file a consent that makes clear that the valuation specialist consents to the specific manner in which you refer to its report in your registration statement, not merely that it consents to references in general.

  Response:    A revised consent has been filed as exhibit 99.1 to Amendment No. 3.

*    *    *    *    *

        Questions or comments regarding any matters with respect to the Registration Statement may be directed to the undersigned at (650) 233-4564. Comments can also be sent via facsimile at (650) 233-4545.

Very truly yours,
/s/ DAVINA K. KAILE
Davina K. Kaile
cc:	The Nasdaq Stock Market, Inc. Mr. Fumihiro Kozato Mr. Mark Voll Mr. Christopher Kaufman